EXHIBIT 12
Ratio of Earnings to Fixed Charges

	Quarter Ended
	January 26,		October 27,		October 28,		October 29,		October 31,		October 25,
	2007		2006		2005		2004		2003		2002
Earnings
Earnings Before Taxes	$34,102		$257,432		$225,720		$228,537		$181,474		$198,548
Plus: Fixed Charges	16,667		53,808		50,810		47,790		51,743		54,235

Earnings	50,769		311,240		276,530		276,327		233,217		252,783

Fixed Charges
Interest on Debt	14,188		43,827		41,343		38,208		42,888		46,400
Amortization of Debt Expense	478		2161		2,748		2,725		2,728		2,388
Interest on Rental Expense	2,001		7,820		6,719		6,857		6,127		5,447

Total Fixed Charges	16,667		53,808		50,810		47,790		51,743		54,235

Ratio of Earnings to Fixed Charges	3.0	x	5.8	x	5.4	x	5.8	x	4.5	x	4.7	x